UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
June 14, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date June 14, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies pulp mill equipment for Horizonte Project in Brazil
(Helsinki, Finland, June 14, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper’s Power business line will supply a new recovery boiler, a new evaporation plant, and a new power boiler for the greenfield pulp mill located in Brazil. Start-up is scheduled for the first half of 2009. The total value of the order is approximately EUR 150 million.
The order was placed to Poyry Empreendimentos Industriais S.A., the contractor chosen by Chamflora, subsidiary of IP, to build the mill at the Três Lagoas site in Brazil ´s Mato Grosso do Sul state. The project was recently transferred to VCP as part of an asset exchange between the two companies.
The recovery boiler is rated at 5,300 tons of dry solids per day and the evaporation plant at 1,250 tons of evaporated water per hour. The biomass-fired power boiler (108 MWth) utilizes bubbling fluidized bed technology.
The design capacity of this greenfield bleached eucalyptus market pulp mill is 1,250,000 tons per year.
VCP, part of the Votorantim Group which is one of the largest private industrial conglomerates in Latin America, is one of Latin America’s biggest pulp and paper manufacturers. In Brazil, it is a leader in the segments of coated paper, carbonless paper, thermal paper and other special grades.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Kari Remes, General Manager, Sales, Metso Power Oy, tel. +358 40 709 2015
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 40 530 0778
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.